UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2014

Commission File Number: 001-36153

CRITEO S.A.

(Translation of registrant’s name into English)

32, rue Blanche

75009 Paris – France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Criteo S.A. (the “Company”) hereby announces that at the combined ordinary and extraordinary meeting of shareholders held on June 18, 2014, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the below Agenda, with the exception of the 20th proposal to approve a delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing shares and securities giving access to the Company’s share capital to the benefit of employees who participate in a Company’s saving plan. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 10,999,690 ordinary shares of the Company, and 38,922,297 ordinary shares, representing in total 84.42% of the ordinary shares outstanding as of the record date, were voted at the meeting.

Criteo S.A. Agenda for the Combined Ordinary and Extraordinary Meeting of the Shareholders held on June 18, 2014

Ordinary Matters

1.	Approval of the annual accounts of the fiscal year ended December 31, 2013

2.	Approval of the consolidated accounts of the fiscal year ended December 31, 2013

3.	Discharge to the members of the Board of Directors and to the statutory auditors for the performance of their duties during the financial year 2013

4.	Allocation of net results for the fiscal year ended December 31, 2013

5.	Review of the agreements referred to in articles L.225-38 and seq. of the French Commercial Code

6.	Determination of the amount of the directors’ attendance fees

7.	Renewal of Mr. Dominique Vidal’s office as director

8.	Approval of the 2013 and 2014 OSA (options to subscribe to new shares) and OAA (options to purchase existing shares) plans and of the 2013 and 2014 free share plans adopted by the Board of Directors

Extraordinary Matters

9.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing ordinary shares or any security giving access to the share capital with removal of the shareholders’ preferential subscription right to the benefit of a determined category of persons who meet certain criteria

10.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing ordinary shares or any security giving access to the share capital while preserving the shareholders’ preferential subscription right

11.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing ordinary shares or any security giving access to the share capital with removal of the shareholders’ preferential subscription right including in the context of a public offering

12.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing ordinary shares or any security giving access to the share capital with removal of the shareholders’ preferential subscription right in the framework of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned at the II of article L. 411-2 of the French monetary and financial code

13.	Delegation of authority to be granted to the Board of Directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription right pursuant to the said resolutions

14.	Determination of the overall limits on the amounts of the issues completed pursuant to the above mentioned delegations

15.	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of incorporation of premiums, reserves, benefits or others

16.	Authorization to be given to the Board of Directors to grant OSA (options to subscribe ordinary shares) or OAA (options to purchase ordinary shares) of the Company

17.	Authorization to be given to the Board of Directors to grant free shares, existing or to be issued, pursuant to the provisions of articles L.225-197-1 and seq. of the French Commercial Code

18.	Delegation of authority to authorize to the Board of Directors in order to issue and to allocate warrants (for BSA or bons de souscription d’actions) in favor of a range of persons satisfying determined characteristics

19.	Determination of the overall limits on the amounts of the issues completed pursuant to the sixteenth to the eighteenth resolutions above

20.	Delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing shares and securities giving access to the Company’s share capital to the benefit of employees who participate in a Company’s saving plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRITEO S.A.

Date: June 20, 2014	By:	/s/ Jean-Baptiste Rudelle
	Name:	Jean-Baptiste Rudelle
	Title:	Chief Executive Officer